Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated August 17, 2015

Registration No. 333-202133

For Immediate Release	Contacts: Media Inquiries: Karen Cutler 215-238-4063 cutler-karen@aramark.com Investor Inquiries: Ian Bailey 215-409-7287 bailey-ian@aramark.com

Aramark Announces Secondary Common Stock Offering and Concurrent

Company Share Repurchase from Selling Stockholders of 1.5 Million Shares

PHILADELPHIA, PA (August 17, 2015) — Aramark (NYSE: ARMK) today announced that certain of its stockholders, consisting of affiliates of GS Capital Partners, Thomas H. Lee Partners, L.P. and Warburg Pincus LLC (collectively, the “Selling Stockholders”), intend to offer for sale in an underwritten secondary offering (the “Offering”) 22,468,514 shares of its common stock pursuant to Aramark’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). The Selling Stockholders will receive all of the proceeds from this Offering. No shares are being sold by management or Aramark. The last reported sale price of Aramark’s common stock on August 17, 2015 was $32.49 per share. The Offering is expected to close on August 21, 2015, subject to customary closing conditions.

Conditional upon and concurrent with the closing of the Offering, Aramark has agreed to repurchase 1.5 million additional shares of its common stock from the Selling Stockholders at the net offering price (the “Repurchase”). The shares being sold pursuant to the Offering and Repurchase represent all of the remaining shares held by the Selling Stockholders.

Credit Suisse Securities (USA) LLC will act as the underwriter for the Offering.

Aramark has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Aramark has filed with the SEC for more complete information about Aramark and this Offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus relating to the Offering, when available, may be obtained from: Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, via telephone: +1 (800) 221-1037, or by email: newyork.prospectus@credit-suisse.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Aramark

Aramark (NYSE: ARMK) is in the customer service business across food, facilities and uniforms, wherever people work, learn, recover and play. United by a passion to serve, our approximately 270,000 employees deliver experiences that enrich and nourish the lives of millions of people in 21 countries around the world every day. Aramark is recognized among the Most Admired Companies by FORTUNE and the World’s Most Ethical Companies by the Ethisphere Institute.

Forward-Looking Statements

Certain statements made in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements are based on management’s expectations, estimates, projections, and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results and trends may differ materially from what is forecast in forward-looking statements due to a variety of factors. Additional information regarding these factors is contained in the “Risk Factors,” “Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and other sections of Aramark’s Annual Report on Form 10-K, filed with the SEC on December 3, 2014, and Aramark’s Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2015, as such factors may be updated from time to time in its other periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and which may be obtained by contacting Aramark’s investor relations department via its website www.aramark.com.

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